FOIA CONFIDENTIAL TREATMENT REQUESTED

BY NORWEGIAN CRUISE LINE HOLDINGS LTD.

PURSUANT TO 17 C.F.R. § 200.83

CERTAIN CONFIDENTIAL INFORMATION HAS BEEN OMITTED FROM THIS LETTER PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER 17 C.F.R. § 200.83. THE OMITTED PORTIONS OF THIS LETTER, SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION, ARE DESIGNATED BY THE SYMBOL “[*]”.

September 29, 2015

VIA EDGAR AND HAND DELIVERY

Melissa Raminpour

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Norwegian Cruise Line Holdings Ltd.
Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-35784

Dear Ms. Raminpour:

This letter sets forth the responses of Norwegian Cruise Line Holdings Ltd. (“Norwegian,” the “Company,” “we,” “us,” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 31, 2015 (the “Comment Letter”), regarding the above-referenced Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”). For the convenience of the Staff, each of the Staff’s comments is restated in italics prior to the response to such comment.

Unless otherwise noted, all capitalized terms used herein have the same meaning as set forth in the 2014 Form 10-K and all page number references used herein refer to the page numbers in the 2014 Form 10-K.

Because of the commercially sensitive nature of the information contained herein, we have filed a separate letter (the “Request Letter”) with the Office of FOIA Services in connection with a request for confidential treatment of certain portions of this response letter under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), 17 C.F.R. § 200.83 (“Rule 83”), and the Commission’s rules and regulations promulgated under FOIA. For the Staff’s reference, we have enclosed a copy of the Request Letter with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions of this response letter and (b) the accompanying Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this response letter has also been clearly marked with the legend “Confidential Treatment Requested by Norwegian Cruise Line Holdings Ltd.” and each page is marked for the record with the identifying numbers

Confidential Treatment Requested by Norwegian Cruise Line Holdings Ltd.

NCLH-001

7665 Corporate Center Drive	Miami, Florida 33126	Tel. 305.436.4000

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FOIA CONFIDENTIAL TREATMENT REQUESTED

BY NORWEGIAN CRUISE LINE HOLDINGS LTD.

PURSUANT TO 17 C.F.R. § 200.83

and code “NCLH-001” through “NCLH-008.”

Form 10-K (Fiscal Year Ended December 31, 2014)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 40

1. We note your response to our prior comment 1 and related disclosure included in the June 30, 2015 Quarterly Report on Form 10-Q (the “June 2015 Form 10-Q”) regarding the presentation of Adjusted Net Revenue and Adjusted Net Yield. As you have also included the non-GAAP financial measure of Gross Yield in the June 2015 Form 10-Q, please include an additional statement as to why management believes this measure provides useful information to investors regarding your financial condition and results of operations.

Response:

Gross Yield is defined as total revenue per Capacity Day.  As used in this definition, neither total revenue nor Capacity Day is a non-GAAP financial measure.  Total revenue is the Company’s total revenue calculated in accordance with GAAP and Capacity Day is a non-financial performance metric that we define as available Berths multiplied by the number of cruise days for the period, which we use to assess the Company’s operating performance.  Item 10(e)(4) of Regulation S-K provides that a ratio calculated using exclusively 1) a financial measure calculated in accordance with GAAP and 2) an operating metric that is not a non-GAAP financial measure is not a non-GAAP financial measure.  Accordingly, we believe that Gross Yield is not a non-GAAP financial measure.  In future filings, we will omit the reference to Gross Yield that was added to the first paragraph under “Non-GAAP Financial Measures” on page 21 of the June 2015 Form 10-Q.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Goodwill and Tradenames, page F-9

2. We note from your response to our prior comment 3 that, you believe your three brands have similar economic characteristics based on a future performance perspective. However, we believe that the guidance ASC 280 indicates that past, present and future performance should be considered. In this regard, for each brand, please provide us with your applicable historical and projected revenues, operating margin, Adjusted EBITDA margin, and any other measure of segment profitability, including your most recent fiscal 2015 interim periods.

Response:

Prior to Norwegian’s acquisition of Prestige on November 19, 2014, the historical data for each of Norwegian and Prestige (which includes Oceania and Regent) supports the presentation of Norwegian as one reportable segment and Prestige as one reportable segment. We believe, however, that the economic characteristics of our three operating segments should only be considered post-acquisition based on the integration of the acquired brands and our realization of synergies from the acquisition. After the acquisition, there were only limited operating results for the year and quarter ended December 31, 2014 as a combined company since the acquisition took place so late in the year; accordingly, we performed our analysis looking at both the historical and future economic characteristics of the operating segments.

In assessing the revenue and operating performance of each operating segment, the chief decision maker receives and reviews various types of information that includes both financial GAAP metrics and non-GAAP metrics. The metrics that are used by the chief decision maker that more closely represent operating margins are: 1) adjusted operating income to Net Revenue (adjusted operating income is also known as “contribution after operating costs” and is defined as total revenue less

Confidential Treatment Requested by Norwegian Cruise Line Holdings Ltd.

NCLH-002

2

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY NORWEGIAN CRUISE LINE HOLDINGS LTD.

PURSUANT TO 17 C.F.R. § 200.83

total cruise operating expense) and 2) Adjusted EBITDA (as calculated on page 46 of the 2014 Form 10-K) to Net Revenue. To assess economic similarities both metrics are further adjusted to exclude Dry-dock expense and Adjusted EBITDA is adjusted for advertising expenses. We exclude Dry-dock and advertising expenses because they are generally expensed as incurred and may result in significant period to period fluctuations as a result of timing. Therefore, excluding Dry-dock and advertising expenses provides a more meaningful comparison. We believe that these adjustments, when performed across the operating segments, is compatible with the objective and basic principles of ASC 280-10 as the remaining margins represent the comparable results of our ongoing operations by operating segment.

In reviewing these measures of profitability, our actual results for the first six months of 2015 reflected that on a historical basis the Norwegian and Oceania operating segments had relatively similar margins. We believe that due to significant continuing integration activities and identification of future synergies, the economics of all operating segments will converge. The following is a comparison of each of our operating segments’ metrics discussed above to the Company’s consolidated reported results for the first and second quarters of 2015 and first half of 2015.

Metric	Q1 2015		Q2 2015		1H 2015

Net Revenue (in $ thousands)
NCLH Consolidated	707,710		825,110		1,532,820
Norwegian	[*]		[*]		[*]
Oceania	[*]		[*]		[*]
Regent	[*]		[*]		[*]

Contribution after operating costs (excluding Dry-dock expense) to Net Revenue
NCLH Consolidated	[*]	%	[*]	%	[*]	%
Norwegian	[*]	%	[*]	%	[*]	%
Oceania	[*]	%	[*]	%	[*]	%
Regent	[*]	%	[*]	%	[*]	%

Difference NCLH Consolidated vs. Norwegian	[*]	%	[*]	%	[*]	%
Difference NCLH Consolidated vs. Oceania	[*]	%	[*]	%	[*]	%
Difference NCLH Consolidated vs. Regent	[*]	%	[*]	%	[*]	%

Adjusted EBITDA (excluding Dry-dock and advertising expense) to Net Revenue
NCLH Consolidated	[*]	%	[*]	%	[*]	%
Norwegian	[*]	%	[*]	%	[*]	%
Oceania	[*]	%	[*]	%	[*]	%
Regent	[*]	%	[*]	%	[*]	%

Difference NCLH Consolidated vs. Norwegian	[*]	%	[*]	%	[*]	%
Difference NCLH Consolidated vs. Oceania	[*]	%	[*]	%	[*]	%
Difference NCLH Consolidated vs. Regent	[*]	%	[*]	%	[*]	%

Confidential Treatment Requested by Norwegian Cruise Line Holdings Ltd.

NCLH-003

3

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY NORWEGIAN CRUISE LINE HOLDINGS LTD.

PURSUANT TO 17 C.F.R. § 200.83

As of December 31, 2014 and at each interim period, we prepared three-year forecasts for the consolidated Company and for each operating segment. The selected metrics in each of these forecasts showed convergence of these measures among the operating segments. The following is a comparison of each of our operating segments’ metrics discussed above to the Company’s consolidated projections that were calculated for the June 30, 2015 segment analysis.

Metric	2015		2016		2017

Net Revenue (in $ thousands)
NCLH Consolidated	[*]		[*]		[*]
Norwegian	[*]		[*]		[*]
Oceania	[*]		[*]		[*]
Regent	[*]		[*]		[*]

Contribution after operating costs (excluding Dry-dock expense) to Net Revenue
NCLH Consolidated	[*]	%	[*]	%	[*]	%
Norwegian	[*]	%	[*]	%	[*]	%
Oceania	[*]	%	[*]	%	[*]	%
Regent	[*]	%	[*]	%	[*]	%

Difference NCLH Consolidated vs. Norwegian	[*]	%	[*]	%	[*]	%
Difference NCLH Consolidated vs. Oceania	[*]	%	[*]	%	[*]	%
Difference NCLH Consolidated vs. Regent	[*]	%	[*]	%	[*]	%

Adjusted EBITDA (excluding Dry-dock and advertising expense) to Net Revenue
NCLH Consolidated	[*]	%	[*]	%	[*]	%
Norwegian	[*]	%	[*]	%	[*]	%
Oceania	[*]	%	[*]	%	[*]	%
Regent	[*]	%	[*]	%	[*]	%

Difference NCLH Consolidated vs. Norwegian	[*]	%	[*]	%	[*]	%
Difference NCLH Consolidated vs. Oceania	[*]	%	[*]	%	[*]	%
Difference NCLH Consolidated vs. Regent	[*]	%	[*]	%	[*]	%

We perform a segment reporting analysis on a quarterly basis to monitor quantitative and qualitative factors to assess whether the current and forward looking data is trending in the manner we expect. We believe a temporary dissimilarity in economic characteristics would not preclude aggregation if the long-term similarities due to integration and synergies are still projected to occur.

Based on the quantitative factors discussed above and qualitative factors discussed below, management believes it is appropriate to aggregate the operating segments into one reportable segment as based on our projections over the passage of time the economic results will converge. Further we believe changes in the economic environment do not have a disproportionate effect on the operations of our operating segments, rather they are similarly impacted.

3. In regards to the qualitative considerations, your response indicates that the nature of products and services, and the customer type of class are similar for all three brands. You responded that the references to “premium” segments (on page 8 and 9 of the 2014 Form 10-K) are intended broadly for all segments, including Prestige’s upper premium product, but it appears that you differentiate your brands as either “premium,” “upper-premium” or “luxury” apparently based on the duration of the cruise, size of the ship and the related prices and services. For example, the Regent brand operates in the

Confidential Treatment Requested by Norwegian Cruise Line Holdings Ltd.

NCLH-004

4

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY NORWEGIAN CRUISE LINE HOLDINGS LTD.

PURSUANT TO 17 C.F.R. § 200.83

luxury segment, Oceania in the upper premium and the Norwegian brand straddles the contemporary and premium segment. You identified the three operating segments based on brands, and as indicated during your 2014 fourth quarter earnings call, each targets a different market along with a different class of customer. Paragraph 68 in the Basis for Conclusions related to ASC 280, provides insight into how to assess similarity of products and services. It states that “[a]n enterprise with a relatively narrow product line may not consider two products to be similar, while an enterprise with a broad product line may consider those same two products to be similar.” It appears your qualitative analysis may have been performed at too broad a level. Specifically, your analysis is based upon all your brands operate in the same line of business providing cruise vacations and your offerings provide guests with array of cruise experiences. However, it appears that the Regent and Oceana brands are more premium in nature than the Norwegian brand, with a disparity in target market, quality of product offerings, and customer income profiles among the brands.

Please help us further understand your basis for aggregating these segments into a single reportable segment and whether your assessment continues to be appropriate in light of the factors noted above. As part of your response, please explain to us in more detail the qualitative similarities of the products and services, the type or class of customers and the methods used to distribute the products and services offered among the Norwegian, Oceania, and Regent brands. Please also tell us why you organized the operating segments to reflect three distinct brands with separate sales and marketing teams, as well as reservation centers in light of your assertion of their similarity.

Response:

In order to assess the similarity of the characteristics of our operating segments, we considered Paragraph 68 in the Basis for Conclusions related to ASC 280 and noted that it provides insight into how to assess similarity of products and services. It states that “[a]n enterprise with a relatively narrow product line may not consider two products to be similar, while an enterprise with a broad product line may consider those same two products to be similar.” It also states “For example, a highly diversified enterprise may consider all consumer products to be similar if it has other businesses such as financial services and road construction. However, an enterprise that sells only consumer products might consider razor blades to be different from toasters.” This example in the Basis for Conclusions does not differentiate products with similar utilization such as a razor blade from a more expensive or advanced razor blade or a toaster from a toaster oven. Because cruise brands are similar in utilization, as they provide cruise vacations, we believe our operating segments can be properly aggregated into a single reportable segment.

The cruise industry as a whole refers to “classes” such as “contemporary,” “premium” or “luxury” which the industry bases on the duration of the cruise, size of the ship and the related prices and services. This is a marketing concept shared by our competitors, and its purpose is not to exclude or categorize customers but to engage a variety of consumers. The industry’s customers are typically consumers who desire to take a vacation to a variety of different destinations, with a convenience and value proposition that is very attractive when compared to alternative land-based vacations. Our operating segments sail overlapping itineraries and visit many of the same ports. The overlap occurs primarily because there are a finite number of global ports accessible to cruise ships which provide commercially attractive destinations during the Northern and Southern hemispheres’ cruising seasons. Each cruise basically includes the same services. These services include providing voyages to various destinations with shore excursions, various dining experiences, spa services, retail shopping and casinos. The breadth of experiences we are able to offer on our modern cruise ships means that an individual voyage will appeal to a wide range of customers. Our operating segments typically compete with one another for guests due to the varying experiences our guest can have on any one of our ships. The largest percentage of guests for all our operating segments comes from the North American and Western European markets. The various options and price points across all of our operating segments and ships allow for our guests to consider each brand and various ships before choosing a cruise vacation. For example, a guest can select an ocean view stateroom on one brand at a similar price point to a balcony stateroom on another brand. Further, the guest can choose an all-inclusive cruise, which means that food, beverages, shore-excursions, and the air flight to and from the originating port are included in the price of the ticket, which naturally leads to the ticket being priced higher or a guest can purchase a lower priced ticket, but will have to purchase certain food options, beverages, shore-excursions, and the flight on an a la carte basis. Ultimately, both guests experience a comparable cruise

Confidential Treatment Requested by Norwegian Cruise Line Holdings Ltd.

NCLH-005

5

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY NORWEGIAN CRUISE LINE HOLDINGS LTD.

PURSUANT TO 17 C.F.R. § 200.83

vacation through the all-inclusive or a la carte models that we offer.

During our 2014 fourth quarter earnings call, we commented that each brand “targets a different market along with a different class of customer.” This statement was intended to reinforce that concept that we offered something for everyone, and was not intended to suggest that each brand was exclusive to its service offerings or to its type of guests. It should be noted that approximately [*] of households on Norwegian’s and Prestige’s customer lists have cruised both with Norwegian and Prestige. We expect this number to increase as mailing lists are now shared between the operating segments and our marketing strategy evolves to appeal to a broader customer base. For example, Norwegian offers the Haven on some of its ships, which offers suite accommodations as well as studio accommodations for solo travelers. A guest seeking a “luxury” experience can book a suite on Norwegian in the privacy and exclusivity of the Haven and likewise can choose a similar experience on the Oceania and Regent ships, which give guests a sense of privacy due to fewer guest cabins. Norwegian has also recently announced new itinerary offerings, which incorporate ports previously visited by Prestige ships. This expanded range of offerings is another example of the exchanging of best practices between operating segments. In this case, we are weaving in more exotic ports to drive revenues. This has proven successful with Prestige and we are introducing this strategy of diversity of itineraries into the Norwegian deployment strategy. We have also introduced other cross-brand initiatives such as offering elements of inclusive pricing for Norwegian guests.

Our brands do differentiate themselves from each other for marketing purposes; however, one of our most critical cross-brand initiatives is the implementation of certain elements of Prestige’s market strategy into Norwegian’s practices. We began this initiative by first placing all pricing under one executive vice president of revenue management, and we are leveraging Prestige’s marketing approach into the overall revenue strategy for Norwegian.

Despite the individual marketing of the brands, the distribution channels for our cruise services are the same and there is an ongoing integration of service providers and consolidation of certain advertising initiatives. All sales are achieved through travel agents, our direct booking sales forces, or through the internet. These distribution sources are available to all three operating segments and the Company has taken certain steps to centralize certain of these activities. Recently, we appointed an executive vice president of international business development who leads the global strategy for all three operating segments.

Our sales and marketing organizational structure consists of two presidents, one executive vice president of international development and one executive vice president of revenue management /chief revenue officer. These four individuals report to the chief executive officer. All the back office operations, including finance, purchasing, treasury, internal audit, information technology, vessel operations, and new build projects are centralized and the managers are responsible for their respective operating areas at the consolidated level, not at the individual brand level. This organizational structure is dedicated to creating a culture of collaboration, knowledge sharing and teamwork to not only maximize cost and revenue synergies, but also to share best practices in order to enhance the guest experience and cruise operations throughout the three operating segments. We have designed the combined organization to take the best from each brand and extend those concepts and ideas across the organization, which in turn elevates the entire Company. This is a recent acquisition; however, we expect our integration efforts with the Company’s new organizational structure to result in further convergence. This organizational structure is headed by the chief executive officer who is the chief decision maker and has the exclusive authority in the allocation of resources, as the goal is to achieve the highest return on investment for the Company as a whole and for shareholders. Our main responsibility to our shareholders is to deliver earnings and returns that are best in class in the industry, and as such, the metrics for the chief decision maker’s incentive compensation are based on consolidated metrics. None of the metrics are based upon the results of the individual operating segments and the board of directors also does not review results of the Company by operating segment in assessing performance, but rather considers performance on a consolidated basis.

While we have consolidated our management and facilities for certain sales activities, we will continue to have separate sales teams. Our domestic brand specific sales teams report to the two presidents while our international sales teams report to the executive vice president of international development. These brand specific sales teams are important to our business as the structure provides the most efficient and effective customer service and reservation process. The sales teams are

Confidential Treatment Requested by Norwegian Cruise Line Holdings Ltd.

NCLH-006

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BY NORWEGIAN CRUISE LINE HOLDINGS LTD.

PURSUANT TO 17 C.F.R. § 200.83

tasked with communicating an in-depth knowledge of class of ship, our onboard offerings as well as specific itineraries and pricing on the various ships. While the onboard offerings are fairly consistent, the itineraries and pricing are dynamic; therefore, the sales teams must be prepared to adequately answer customer questions regarding their cruises. Requiring a sales team to service all three brands would be inefficient and most likely would result in the dissemination of inaccurate information, which could ultimately impact overall profitability. As such, we believe that this is the best operating structure for our sales teams. It should be noted that although the structure of our sales teams supports our efforts in the competitive market-place, the sales and marketing structure does not dictate the management approach and/or the organizational structure which determines the allocation of resources.

Based on our analysis, we do not believe our operating segments engage in disparate business activities nor do we believe changes in the economic environment have a disproportionate effect on the operations of our operating segments. We believe that aggregating our operating segments as a single reportable segment is consistent with the objective and basic principles of ASC 280-10, which is to provide users of financial statements with sufficient information about an entity’s financial performance to make more informed judgments about the financial condition of the enterprise as a whole.

We will continue to monitor the appropriateness of aggregating our operating segments into one reportable segment. If the facts and circumstances change, we will re-evaluate our segment reporting disclosures.

****************************************************************************

Confidential Treatment Requested by Norwegian Cruise Line Holdings Ltd.

NCLH-007

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BY NORWEGIAN CRUISE LINE HOLDINGS LTD.

PURSUANT TO 17 C.F.R. § 200.83

As requested in the Comment Letter, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments. If you have any questions regarding the Company’s responses, please contact either me at (305) 436-4098 or David Sprechman, Senior Vice President and Chief Accounting Officer at (305) 468-2409.

Respectfully submitted,

By:	/s/Wendy A. Beck

Name:	Wendy A. Beck
Title:	Executive Vice President and Chief Financial Officer

cc:	Frank J. Del Rio, President and Chief Executive Officer

Daniel S. Farkas, Esq., Senior Vice President and General Counsel

David Sprechman, Senior Vice President and Chief Accounting Officer

Confidential Treatment Requested by Norwegian Cruise Line Holdings Ltd.

NCLH-008

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